FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of APRIL, 2006

Logan Resources Ltd. (File #000-50737)

(Translation of registrant's name into English)

789 Pender Street West, Suite #570, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated April 6, 2006- Logan Resources Ltd. Increases Non Brokered Portion of Private Placement by 500,000 units

2.

News Release dated April 26, 2006- Logan Resources Ltd. Closes Private Placement

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Logan Resources Ltd.

(Registrant)

Date:  15 May, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)	DATE: April 6, 2006
LGREF: PK (USA)

LOGAN RESOURCES INCREASES NON-BROKERED PORTION OF PRIVATE PLACEMENT BY 500,000 UNITS

Logan Resources Ltd. (the “Company”) today announced that it has increased the size of the non-brokered portion of the private placement announced on March 28, 2006 by 500,000 non-flow through units (the “Units”).  The Company will now issue up to 1,000,000 non-brokered Units for total gross proceeds of up to $500,000.

Each Unit is priced at $0.50 per non-flow through unit.  Each Unit shall consist of one common share and one half of one transferable common share purchase warrant, with each whole such warrant exercisable into one common share of the Company for a period of 18 months from the closing date at a price of $0.70.  A 10% finder’s fee will be attached to the non-brokered financing payable in cash or common shares.

The private placement is subject to TSX Venture Exchange acceptance.  All securities issued pursuant to the private placement will be subject to a four-month hold period from the closing date.

Proceeds from the non flow-through units will be used for working capital and general exploration.

Logan Resources specializes in acquiring and developing early-stage exploration properties with the potential to yield world-class deposits.  The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan.  For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

LOGAN RESOURCES LTD.

TSX-V: LGR

NEWS RELEASE

TRADING SYMBOL - LGR (TSX-V)	DATE: April 26, 2006
LGREF: PK (USA)

LOGAN RESOURCES COMPLETES C$4,000,000 FINANCING

Logan Resources Ltd. (the “Company”) today announced the closing of a brokered private placement conducted through Pacific International Securities Inc. (the “Agent”), as disclosed in a news release issued on March 28, 2006.  The Company closed on the sale of 6,250,000 flow-through units at $0.55 per flow-through unit (a “FT Unit”), and 1,250,000 non-flow-through units at a price of $0.50 per non-flow-through unit (a “Unit”), for gross proceeds of $4,062,500.

Each Unit consists of one non-flow-through common share and one-half of one transferable warrant, each whole warrant entitling the holder to purchase one non-flow-through common share for 18 months at $0.70 per share.  Each FT Unit consists of one flow-through common share and one-half of one transferable warrant, each whole warrant entitling the holder to purchase one non-flow-through common share for 18 months at $0.70 per share.

As consideration for acting as Agent, the Company paid the Agent an 8% commission, consisting of 445,000 Units and $102,500. In addition, the Company issued to the Agent, and its selling group, options to purchase up to 750,000 common shares at a price of $0.70 per common share for a period of 18 months.

The proceeds from the sale of the FT Units will be used exclusively for exploration of the Company’s Canadian mineral properties, with the focus being on the Shell Creek and Heidi properties located in the Yukon Territory. The flow-through proceeds raised in this offering will be used for general exploration expenditures, which constitute Canadian exploration expenses (as defined in the Income Tax Act) and will be renounced for the 2006 taxation year. The net proceeds from the sale of the Units will be used for working capital and for general exploration.  All securities are subject to a four-month hold period commencing from the date of closing.

The Company anticipates that closing of the non-brokered private placement of 1,000,000 non-flow-through units at a price of $0.50 per unit will take place later this week. Each non-flow-through unit consists of one non-flow-through common share and one-half of one transferable warrant, each whole warrant entitling the holder to purchase one non-flow-through common share for 18 months at $0.70 per share.

Logan Resources specializes in acquiring and developing early-stage exploration properties with the potential to yield world-class deposits. The Company is currently exploring for copper, gold and uranium in the Yukon Territory, British Columbia and Saskatchewan. For more information on the properties and the Company, please visit www.loganresources.ca, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD OF DIRECTORS,

”Seamus Young”

Seamus Young,

President, CEO

For further information contact:

Mr. Seamus Young, President and CEO

Telephone: (604) 689-0299
facsimile: (604) 689-0288
email: syoung@loganresources.ca

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.